VIA EDGAR

June 25, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	Sonim Technologies, Inc.
Registration Statement on Form S-1
File No. 333-288221 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Sonim Technologies, Inc. (the “Company”) hereby respectfully requests the withdrawal of its acceleration request letter filed as correspondence via EDGAR transmission on June 23, 2025, which requested that the above-referenced registration statement (the “Registration Statement”) to become effective on June 25, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws its request for acceleration of the effective date as stated above.

Please contact William N. Haddad of Venable LLP, counsel to the Company, at (212) 503-9812 or, in his absence, Kirill Y. Nikonov at (212) 218-2245, if you have any questions or concerns regarding this matter.

Very truly yours,

SONIM TECHNOLOGIES, INC.

By:	/s/ Hao (Peter) Liu
Name:	Hao (Peter) Liu
Title:	Chief Executive Officer

cc:	William N. Haddad, Venable LLP
Kirill Y. Nikonov, Venable LLP